SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 27, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CORPORATE TAXPAYER’S ID (CNPJ) 01.832.635/0001-18
CORPORATE REGISTRY ID (NIRE) 35.300.150.007
PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON SEPTEMBER 27, 2007

DATE, TIME AND PLACE: At the headquarters, located at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo, on September 27, 2007, at 10:00 am.

CALL: The Call Notice was published in the Official Gazette of São Paulo State on editions as of September 06, 07 and 11 and in the newspaper Valor Econômico, on editions as of September, 06, 10 and 11, 2007.

PRESIDING BOARD: Flávia Turci (representing the shareholder TAM – Empreendimentos e Participações S.A.), as Chairwoman of the meeting, and Fabiana Borges Vilhena, as Secretary.

ATTENDANCE: The meeting was declared open by the Chairwoman, with shareholders representing 99.97% of the voting capital attending the meeting.

AGENDA: 1. To resolve on the granting of special stock options to a Company Director. 2. To resolve on the compensation of the members and the secretary of the Company’s Board of Directors.

RESOLUTIONS: The following resolutions were taken by unanimous decision of the attending shareholders: 1. to approve the special granting of stock option for two hundred and thirty thousand (230,000) preferred shares issued by the Company to the Director David Barioni Neto, in compliance with the following conditions: (a) the price of shares purpose of the stock option granted therefore shall be the average price of the company’s preferred shares in the month of August 2007, according to the São Paulo Stock Exchange – BOVESPA; (b) the price per share determined pursuant to the abovementioned condition shall be granted with a twenty percent (20%) discount; (c) the options may be exercised within twenty-four (24) months as of the granting date, as long as, during that term, the Director does not terminate his work agreement without reason, nor does the Company with reason; (d) the granting right and the exercise of the options is maintained in cases of permanent disability or decease of the Director, and may be exercised by his heirs and successors; (e) the granting approved herein must happen on this date, and the Board of Executive Officers shall be responsible for taking all applicable measures; (f) this granting is extraordinary and does not harms the rights of the Director in relation to the granting resulting from the Company’s Stock Option Plan, since his hiring; 2. to approve the compensation of the members and the secretary (representative of Turci Advogados Associados) of the Board of Directors, as of June 1, 2007, in compliance with the following: remuneration of six thousand reais (R$6,000.00) for each Board meeting and for each meeting of the of Board Committees that they are part of; (b) the additional benefit of quotas in airline tickets (round-trip) for each calendar year, in a non-cumulative basis, with right to reservation, and indication of beneficiaries, in compliance with the following conditions: 1) international tickets (except for South America): six (06) first-class tickets, or eight (08) business class tickets, or sixteen (16) economy class tickets; 2) domestic tickets and South American routes: ten (10); 3) each board member shall also be entitled the right to acquire tickets, in any routes, with seventy percent (70%) discount over the “flex” fare.

FINAL DECLARATIONS: The attending shareholders resolved to draw up these present minutes in the summary format, pursuant to Article 130, paragraph one of Law no. 6,404/76.

CLOSURE: Nothing more to be dealt with, and as no one intended to make use of the floor, the Meeting was closed and these present minutes were drawn up, read, found in compliance and signed by those attending the Meeting. São Paulo, September 27, 2007. (Signatures) Flávia Turci - Chairwoman; Fabiana Borges Vilhena – Secretary. Shareholders: Flávia Turci, representing the following shareholders: TAM – Empreendimentos e Participações S/A and Agropecuária Nova Fronteira Ltda. This instrument is a free English translation of the original instrument drawn up in the Company’s records.

_________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.